No. 812-

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “1940 ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, PURSUANT TO SECTION 61(a)(3)(B), PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE 1940 ACT GRANTING AN EXEMPTION FROM SECTION 23(c)

Sierra Income Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

All Communications, Notices and Orders to:

John D. Fredericks, Esq.

280 Park Avenue, 6th Floor East

New York, NY 10017

Copies to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street NW, Suite 700

Washington, D.C. 20001-3980

November 6, 2018

i

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of: SIERRA INCOME CORPORATION 280 Park Avenue, 6th Floor East New York, NY 10017 File No. 812- Investment Company Act of 1940	) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 (the “1940 ACT”) GRANTING AN EXEMPTION FROM SECTIONS 23(a), 23(b) AND 63 OF THE 1940 ACT, PURSUANT TO SECTION 61(a)(3)(B), PURSUANT TO SECTIONS 57(a)(4) AND 57(i) OF THE 1940 ACT AND RULE 17d-1 UNDER THE 1940 ACT AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT, AND PURSUANT TO SECTION 23(c)(3) OF THE 1940 ACT GRANTING AN EXEMPTION FROM SECTION 23(c)

I.	INTRODUCTION

Sierra Income Corporation (“Sierra” or the “Applicant”), a non-traded business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”) hereby applies for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c)1 granting an exemption from Sections 23(a), 23(b), and 63, pursuant to Section 61(a)(3)(B) enabling Sierra to grant common stock purchase options to directors of Sierra who are not employees of Sierra or its affiliates (“Non-Employee Directors”) and pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 authorizing certain joint transactions otherwise prohibited by Section 57(a)(4), and pursuant to Section 23(c)(3) granting an exemption from Section 23(c).

Sierra is a party to two merger agreements, each dated August 9, 2018, that contemplate transactions by which its investment advisory function would effectively be internalized. Pursuant to an agreement and plan of merger by and between Medley Capital Corporation, a publicly traded business development company (“MCC”), and Sierra, it is anticipated that MCC will merge with and into Sierra, with Sierra as the surviving company (the “MCC Merger”).

[1]	Unless otherwise indicated, all section and rule references herein are to sections of and rules under the 1940 Act.

Pursuant to an agreement and plan of merger by and among Medley Management, Inc., a publicly traded asset management firm (“MDLY”) that is the parent company of Sierra’s investment adviser, Sierra and Sierra Management Inc., a wholly owned subsidiary of Sierra (the “Merger Sub”), it is anticipated that MDLY will merge with and into the Merger Sub with the Merger Sub as the surviving company (the “MDLY Merger”, and, together with the MCC Merger, the “Mergers”).2 By acquiring MDLY, Sierra would effectively internalize its investment advisory function and adopt an equity compensation plan pursuant to which it would issue options, restricted shares and/or restricted stock units as part of the compensation packages for certain of its employees and certain employees of its subsidiaries and Non-Employee directors.

Sierra is requesting relief to permit Sierra to (i) issue Restricted Shares and Restricted Stock Units3 as part of the compensation package for certain of its employees, officers and directors (the “Participants”), through its 2018 Omnibus Incentive Plan (the “Equity Incentive Plan” or the “Plan”), (ii) issue common stock purchase purchase options to Non-Employee Directors, (iii) withhold shares of Sierra’s common stock (“Sierra Common Stock”) or purchase shares of Sierra Common Stock from Participants to satisfy tax withholding obligations relating to the vesting of Restricted Stock, delivery of common stock for Restricted Stock Units or the exercise of Options (as defined in Section 7 of the Plan) that will be granted pursuant to the Equity Incentive Plan, and (iv) permit Participants to pay the exercise price of Options that will be granted to them pursuant to the Equity Incentive Plan with shares of Sierra Common Stock.4

II.	BACKGROUND

A.	Applicant

Sierra was organized under Maryland General Corporation Law on June 13, 2011 and is currently an externally managed non-traded BDC that commenced operations through the initiation of a continuous public offering in April 2012. As of June 30, 2018, Sierra had total assets of approximately $1.1 billion and its net asset value (“NAV”) per share was $7.27. SIC Advisors LLC, a wholly controlled subsidiary of MDLY, is the investment adviser to Sierra. The board of directors of Sierra (the “Sierra Board”) consists of five members, three of whom are not “interested persons” of Sierra within the meaning of Section 2(a)(19). Following the Mergers, the Sierra Board will consist of six members, five of whom will not be “interested persons” of Sierra within the meaning of Section 2(a)(19).

[2]	An exemptive relief application pursuant to Sections 12(d)(1)(J), 17(d), 57(c) and 57(i) of the 1940 Act has been simultaneously filed to permit the consummation of the Mergers and the transactions contemplated thereby.
[3]	For purposes of this Application, Restricted Shares and Restricted Stock Units are collectively referred to herein as Restricted Stock.
[4]	Although Sierra Common Stock is currently not traded, in connection with the Mergers, Sierra Common Stock is expected to be listed on the New York Stock Exchange (“NYSE”).

B.	Applicant’s Equity Incentive Program

The Equity Incentive Plan, a copy of which is attached to this Application as Exhibit A, provides for grants of any Incentive Stock Option (as defined in Section 422 of the Internal Revenue Code of 1986, as amended, the “Code”), Nonqualified Stock Option, Restricted Shares, Restricted Stock Unit (i.e. the right to receive, on the date of settlement, one share of common stock or an amount equal to the fair market value of one share of common stock), Other Stock-Based Award, or Performance Compensation Award granted under the Plan (collectively, “Awards”) to Participants, subject to certain vesting and forfeiture provisions.5 As such, the Equity Incentive Plan gives the Board the flexibility to grant to employees and directors of Sierra various types of equity-based compensation each of which would align the interests of employees and directors on the one hand with stockholder interests on the other. Having a suite of types of equity-based compensation available will give the Board the ability to utilize that form that it determines to be in the best interests of Sierra Stockholders to be implemented at any particular time. Each Award will contain the terms and conditions that the Sierra Board or a committee thereof deems appropriate.

Awards granted under the Plan will be subject to the following limitations: (i) the total number of Awards available under the Plan will be no more than 10 percent of the outstanding shares of Sierra Common Stock as of the effective date of the Plan (the “Absolute Share Limit”), of which all or any portion may be issued as shares of Sierra Common Stock; (ii) grants of Awards under the Plan in respect of no more than 2.5% of the outstanding shares of Sierra Common Stock as of the effective date of the Plan may be made to any individual Participant during any single fiscal year of Sierra; and (iii) no more than the number of shares of Sierra Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan.

The Equity Incentive Plan also provides that upon the occurrence of certain changes in Sierra Common Stock, such as a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in Sierra’s capital structure, the Sierra Board will make appropriate adjustments to the maximum number of shares that may be delivered under the Equity Incentive Plan, to the maximum per-participant share limit, to the number and kind of shares of stock or securities subject to Awards then outstanding or subsequently granted, to any exercise prices relating to Awards and to any other provision of Awards affected by such change.

Under the Equity Incentive Plan, the Sierra Board may, subject to and consistent with the express provisions of the Equity Incentive Plan, (i) determine which of the persons eligible under the Plan will be granted Awards, and the terms and conditions of those Awards, to the extent permitted by the requirements of the 1940 Act and any exemptive relief that may be granted by the Commission or other relief that may be granted by the Staff of the U.S. Securities and Exchange Commission’s Division of Investment Management (the “Staff”), (ii) construe and interpret the Equity Incentive Plan and Award agreements granted thereunder and correct defects, supply omissions, or reconcile inconsistencies therein, (iii) amend the Equity Incentive Plan and Awards thereunder, (iv) terminate or suspend the Equity Incentive Plan, and (v) make all other decisions and determinations as the Sierra Board may deem necessary or expedient to promote the best interests of Sierra and that are not in conflict with the provisions of the Equity Incentive Plan.

[5]	The Equity Incentive Plan is attached for informational purposes only. The Applicant is solely responsible for the content of the Equity Incentive Plan, and in the event of any conflict between the terms and conditions applicable to the requested order (as described in this Application, excluding Exhibit A) and the Equity Incentive Plan, the former will govern the relief requested herein.

Unless the Sierra Board expressly provides otherwise, immediately upon the cessation of a Participant’s continuous service, that portion, if any, (i) of any Award (other than an Option) held by the Participant or the Participant’s permitted transferee that is not then vested will terminate, and, in the case of Restricted Shares, the unvested shares will be returned to Sierra and will be available to be issued as Awards under the Equity Incentive Plan and (ii) of any Option held by a Participant or such Participant’s permitted transferee that is not yet exercisable will terminate and the balance will remain exercisable for the lesser of (x) a period of three months or (y) the period ending on the latest date on which such Option could have been exercised, and will thereupon terminate subject to certain provisions.

Awards will not be transferable except for disposition by will or the laws of descent and distribution or by gift to a permitted transferee. Amendments required to be approved by the stockholders under the laws of Maryland, the Commission under the 1940 Act (including Section 61), the rules of the NYSE or in order to comply with the exemptions set forth in Rule 16b-3 under the Securities Exchange Act of 1934 (the “Exchange Act”), will not be effective until so approved. All questions of interpretation with respect to the Equity Incentive Plan and Awards granted thereunder will be determined by the Sierra Board.

Sierra acknowledges that Awards granted under the Equity Incentive Plan would have a dilutive effect on the stockholders’ equity of Sierra, but, as further explained herein, believes that effect would be outweighed by the anticipated benefits of the Equity Incentive Plan to Sierra and Sierra’s stockholders (the “Sierra Stockholders”).

Sierra will comply with all disclosure requirements applicable to BDCs, including the amended disclosure requirements for executive officer and director compensation, related party transactions, director independence and other corporate governance matters, and security ownership of officers and directors to the extent adopted and applicable to BDCs and Sierra.

III.	EXEMPTION TO ISSUE RESTRICTED STOCK AND OPTIONS

The Applicant is applying for an order of the Commission pursuant to Section 6(c) granting an exemption from Sections 23(a), 23(b), and 63, pursuant to Section 61(a)(3)(B) to award options to Non-Employee Directors, from Section 57(a)(4) pursuant to Sections 57(a)(4) and 57(i) and Rule 17d-1 to enable Sierra to issue Restricted Stock to its employees and directors pursuant to the Plan, and pursuant to Section 23(c)(3) granting an exemption from Section 23(c). In particular, the relief would (1) enable Sierra to appropriately compensate employees and directors in the form of common stock and/or options, subject to certain specified restrictions, in the amount of which would be determined by the Sierra Board and (2) allow Sierra to remain competitive within its sector of the financial services industry to attract and retain qualified employees and directors.

A.	Reason for Request

1.	Compensation Practices in the Asset Management Industry

Sierra believes that, because the market for superior investment professionals is highly competitive, Sierra’s successful performance depends on its ability to offer fair compensation packages to its professionals that are competitive with those offered by other investment management businesses. While Sierra recognizes that employee and director retention is critical for all companies, Sierra also believes that the highly specialized nature of its business, the competitiveness of its market and the small size of its employee base relative to its assets and revenue make such retentions even more critical. In that regard, the ability to offer equity-based compensation to its employees and directors, which both aligns employee and board behavior with stockholder interests and provides a retention tool, is vital to Sierra’s future growth and success.

The Plan would enable Sierra to offer employees and directors compensation packages that are more competitive with those offered by other lending businesses and investment management businesses, which would enhance the ability of Sierra to attract and retain superior senior management, qualified directors and other key personnel. Offering competitive compensation packages is critical to Sierra’s ability to generate the best possible risk-adjusted returns for Sierra Stockholders.

2.	Use of Restricted Stock

Sierra strongly believes that Restricted Stock offers an attractive form of equity-based compensation for certain employees and directors. Relative to other forms of equity-based compensation, Restricted Stock will allow Sierra to (1) compete more successfully with commercial banks, investment banks, other publicly traded companies, and private equity funds for skilled employees and directors; (2) develop superior alignment of Sierra’s business strategy, stockholder interests and employee interests; (3) manage dilution and cash expenses associated with equity-based compensation and salaries and bonuses; and (4) match the return expectations of the business more closely with its equity-based compensation. Sierra believes the Restricted Stock will have a clear and meaningful benefit to Sierra Stockholders and Sierra’s business prospects that supports approval of this application.

3.	Successfully Competing with Private Equity Firms

In order to compete successfully with private equity funds for talented portfolio and business management personnel, Sierra ideally would be able to pass through to its employees, in the form of long-term capital gain payments, a portion of the net realized income of Sierra over time. Inasmuch as Sierra, as a publicly traded corporation, cannot utilize the pass through of capital gain payments to its employees that is available to the general partners of partnerships and desires to build capital rather than make cash payments to its employees and directors, the equity-based compensation structure that Sierra believes comes closest to replicating the fund structure is Restricted Stock. Restricted Stock requires no cash outlay by Sierra. Furthermore, an employee or director who receives Restricted Stock and pays tax at ordinary rates based on the value of the stock at the time the award is taxed6 may be able to treat as long-term gain any subsequent appreciation prior to sale.

[6]	A Participant who receives a grant of Restricted Shares may elect to be taxed at the time of receipt, as further described below.

4.	Developing Alignment in Business Plan, Stockholder Interests and Employee Interests

Alignment of Sierra’s business plans, its stockholder expectations and its employee compensation is an essential component of long-term business success. Long-term business success is in the interest of Sierra Stockholders and employees. Sierra’s business plan involves taking on investment risk over an extended period of time and a premium is placed on its ability to maintain stability of NAVs and continuity of earnings to pass through to Sierra Stockholders in the form of a recurring dividend. This income supports the payment of a quarterly dividend to Sierra Stockholders equal to or greater than 98 percent of Sierra’s taxable income (and 98.2% of capital gains). As a taxpayer that has elected to be regulated as a regulated investment company (or “RIC”) under Subchapter M of the Code, Sierra is required to pay out 90 percent of its annual taxable income to maintain its tax advantaged status and 98 percent of its annual taxable income (and 98.2 percent of capital gains) to avoid non-deductible excise taxes. This “pass through” configuration means that, assuming Sierra performs successfully, the shares of Sierra Common Stock will appreciate modestly, if at all, over time since earnings are distributed currently and not accumulated. Rather, the primary return for Sierra Stockholders is in the form of current income through the payment of dividends rather than capital appreciation through a rising stock price. This recurring payout requires a methodical asset acquisition approach and active monitoring and management of the investment portfolio over time. A meaningful part of Sierra’s employee base is dedicated to the maintenance of asset values and expansion of this recurring revenue to support and grow dividends.

The implications of Sierra’s business model, as described above, on the attractiveness of using Restricted Stock are relatively clear. Restricted Stock has intrinsic value that may not be offered through other forms of equity-based compensation. Holders of Restricted Stock, over time, become owners of the stock with a vested interest in value maintenance and, importantly in Sierra’s case, the income stream and stock appreciation. These interests are completely aligned with those of Sierra Stockholders. Stock option holders, by way of comparison, only earn compensation if the stock price increases and do not benefit from dividends or valuation protection, two concepts that have high priority for Sierra Stockholders.

Moreover, the private equity funds with which Sierra competes are able to pay higher total cash compensation, composed of salaries and bonuses, than Sierra is able to pay because of the expenses that Sierra must pay that are related to the maintenance of its status as a publicly held company.

5.	Managing Dilution and Cash Expenses

Dilution is an important consideration for stockholders, and Restricted Stock is inherently less dilutive and more predictable than other common forms of equity based compensation, such as stock options. Because Restricted Stock has intrinsic value, it takes fewer shares of Restricted Stock to generate a similar level of economic benefit to employees and directors. This is particularly true given the high level of dividend statutorily embedded in Sierra’s business model and regulatory structure, which does not accrue to the benefit of the option holder. In other words, Sierra believes that the number of shares of Restricted Stock that it will grant will be less than the number of shares that would be subject to option were Sierra to offer equivalent economic incentives through its stock option plans.

 Sierra can also pay less cash compensation if it can issue Restricted Stock to the Participants. Holding down cash compensation, like declaring deemed dividends rather than cash dividends, is significant to Sierra’s ability to maximize its cash available for investments.

6.	Matching Return Expectations

Restricted Stock motivates behavior that is consistent with the type of return expectations that the entities involved in the Mergers have established for its stockholders, and that Sierra intends to continue to establish for Sierra Stockholders. Sierra’s strategy is to originate high quality, medium-term assets and to support the risk management activity of its portfolio companies over a period of time. Further, Sierra’s business plan is to execute a methodical and conservative accumulation of assets that have a risk-based pricing premium relative to similar securities. To this end, Restricted Stock places more value on the quality of originated assets over the quantity of originated assets, and thus, Restricted Stock is an attractive compensation tool for Sierra to align employee and director interests with stockholder interests. Shares of Restricted Stock that vest over time or are based upon performance targets will allow Sierra to set objectives and provide meaningful rewards over time to employees who effectuate the targeted outcome of income and principal stability.

The Applicant has considered each of the factors discussed above and believes that the issuance of Restricted Stock as a form of equity-based compensation is in the best interest of Sierra Stockholders, employees and business.

B.	Applicable Law and Need for Relief

1.	Restricted Shares and Restricted Stock Units

Section 63 makes applicable to BDCs the provisions of Section 23(a) generally prohibiting a registered closed-end investment company from issuing securities for services or for property other than cash or securities and of Section 23(b) generally prohibiting a registered closed-end investment company from selling any common stock of which it is the issuer at a price below the stock’s current NAV, except with the consent of a majority of the company’s common stockholders or under certain other enumerated circumstances not applicable to the Plan. Section 63(2) provides that, notwithstanding Section 23(b), a BDC may sell any common stock of which it is the issuer at a price below the current NAV of such stock and may sell warrants, options, or rights to acquire any such common stock at a price below the current NAV of such stock if, (1) the holders of a majority of the BDC’s outstanding voting securities, and the holders of a majority of the BDC’s voting securities who are not affiliated persons of the BDC, approved the BDC’s policy and practice of making such sales of securities at the last annual meeting of stockholders within one year immediately prior to any such sale; (2) the Required Majority (as defined in the 1940 Act) has determined that such sale would be in the best interests of the BDC and its stockholders; and (3) the Required Majority, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, has determined in good faith, and as of a time immediately prior to the first solicitation by or on behalf of such company of firm commitments to purchase such securities or immediately prior to the issuance of such securities that the price at which such securities are to be sold is not less than a price which closely approximates the market value of those securities, less any distribution or discount.

Because Restricted Stock that would be granted under the Plan would not meet the terms of Section 63(2)(A) (i.e., each issuance under the Plan will not be approved by the holders of a majority of Sierra’s outstanding voting securities that are not affiliated persons of Sierra), Section 23(b) would prevent the issuance of Restricted Stock.

Section 57(a) proscribes certain transactions between a BDC and persons related to the BDC in the manner described in Section 57(b) (“57(b) persons”), absent an order from the Commission. Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule 17d-1, made applicable to transactions subject to Sections 57(a)(4) by Section 57(i) to the extent the Commission has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” which includes, pursuant to paragraph 17d-1(c), a stock option or purchase plan. Employees and directors of a BDC are 57(b) persons. Thus, although a compensation plan involving grants of Restricted Stock is not specifically referred to by Section 57(a)(4) or Rule 17d-1, the issuance of grants of Restricted Stock could be deemed to involve a joint transaction involving a BDC and a 57(b) person in contravention of Section 57(a)(4).

Section 6(c) provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, any class or classes thereof, from any provision of the 1940 Act, if and to the extent that the exemption is necessary or appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Section 57(a)(4) and Rule 17d-l provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (1) whether the participation of the BDC in such enterprise, arrangement, or plan is consistent with the policies and purposes of the 1940 Act and (2) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2.	Applicant’s Legal Arguments

The Commission and Congress have recognized the need for certain types of investment companies, including closed-end investment companies and BDCs, to be able to offer their employees and directors equity-based compensation. The Applicant believes that Sierra’s ability to offer equity-based compensation in the form of Restricted Shares and Restricted Stock Units is necessary for Sierra to recruit and retain management talent and align that talent with the interests of Sierra Stockholders. Thus, the Applicant believes that its request for an Order is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation by BDCs as well as prior exemptive relief granted by the Commission.

a.	Similarity to Issuances Currently Permitted under the 1940 Act

Congress recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel, including directors, in the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”). Section 61, enacted as part of the 1980 Amendments, permits BDCs to issue to their directors, officers, employees, and general partners warrants, options, and rights to purchase voting securities of such companies pursuant to executive compensation plans in compliance with certain conditions.7 The Applicant believes that the issuance of Restricted Stock to Sierra’s employees and directors and Options to Sierra’s Non-Employee Directors, for purposes of investor protection under the 1940 Act, is substantially similar to what is currently permitted under Section 61.

The Applicant is not aware of any specific discussion in the legislative history of the 1980 Amendments regarding the use of Restricted Stock as incentive compensation; however, the legislative history recognizes the crucial role that equity-based compensation played in the operation of a private equity fund and its ability to attract and retain employees. Congress endowed BDCs with the ability to issue derivative securities to employees in order to ensure that BDCs would be able to compete for skilled personnel in light of compensation practices as they existed in 1980. In the late 1970s, Restricted Stock was not a widely used form of compensation. In fact, publications in the late 1970s indicate that it was stock options — which the 1980 Amendments made permissible for use by BDCs — that were the most widely used type of incentive compensation.8

b.	Prior Commission Orders Relating to Compensation for Employees and Non-Employee Directors

The Applicant also notes that the relief requested herein is similar to the relief contained in orders issued by the Commission to Capital Southwest Corporation,9 Hercules Capital, Inc.,10 Newtek Business Services Corp11 and Equus Total Return, Inc.12

C.	Orders Relating to the Use of Restricted Stock by a BDC

The important role that restricted shares can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to BDCs.13

Triangle Capital Corporation. On March 21, 2013, the Commission issued an amended order granting Triangle Capital Corporation (“Triangle”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Amended Triangle Order”). The Amended Triangle Order increased the number of restricted shares of common stock Triangle can issue to its Non-Employee Directors.14

[7]	See Section 61(a)(3)(B) of the Act.
[8]	See, “Successors to the Qualified Stock Option,” Harvard Business Review (Jan/Feb. 1978) stating: “Stock options predominate among the long-term incentives for executives” and “Restricted stock, once widely used in executive compensation, declined in popularity after the 1969 tax law changes and is now a rarity.” See also, “Annual Survey of Executive Compensation,” Business Week (May 14, 1979) stating: “Most companies still use stock option grants and appreciation rights as their predominant incentives.”
[9]	Capital Southwest Corporation, Investment Company Act Release No. 32787 (Aug. 22, 2017).
[10]	Hercules Capital, Inc. (then known as Hercules Technology Growth Capital, Inc.), Investment Company Act Release No. 27838 (May 23, 2007).
[11]	Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016).
[12]	Equus Total Return, Inc., Investment Company Act Release No. 32421 (Jan 10, 2017).
[13]	See also Hercules Capital, Inc., File No. 812-14910 (Sep. 27, 2018) (amended application).
[14]	Triangle Capital Corporation, Investment Company Act Release No. 30432 (March 21, 2013).

Harris & Harris Group, Inc. On April 3, 2012, the Commission issued an order granting Harris & Harris Group, Inc. (“Harris & Harris”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), and 57(i) and Rule 17d-1 (the “Harris & Harris Order”). The Harris & Harris Order permits Harris & Harris, a BDC, (1) to issue restricted shares pursuant to its equity-based employee and director compensation plan; (2) to withhold shares of common stock or purchase shares of common stock from directors, officers, and other employees to satisfy tax withholding obligations; and (3) to allow such individuals to pay the exercise price of Options that were granted to them pursuant to a predecessor plan.15

Medallion Financial Corp. On April 26, 2010, the Commission issued an order granting Medallion Financial Corp. (“Medallion”) relief under Sections 6(c), 23(a), 23(b), 57(a)(4), 57(i), and 63 and Rule 17d-1 (the “Medallion Order”). The Medallion Order permits Medallion, a BDC, to issue restricted shares of its common stock, pursuant to an equity compensation plan, as part of compensation packages for certain of its employees and certain employees of its wholly owned subsidiaries.16

Triangle Capital Corporation. On March 18, 2008, the Commission issued an order granting Triangle relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Triangle Order”). The Triangle Order permits Triangle to issue restricted shares pursuant to its equity-based employee and director compensation plan.17

Main Street Capital Corporation. On January 16, 2008, the Commission issued an order granting Main Street Capital Corporation (“Main Street”) and certain affiliated entities relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “Main Street Order”). The Main Street Order permits Main Street and certain affiliated entities to issue restricted shares pursuant to its equity-based employee compensation plan.18

MCG Capital Corporation. On April 4, 2006, the Commission issued an order granting MCG Capital Corporation (“MCG Capital”) relief under Sections 6(c), 57(a)(4) and 57(i) and Rule 17d-1 (the “MCG Order”). The MCG Order permits MCG Capital, a BDC, to issue restricted shares pursuant to its equity-based employee and director compensation plans.19

[15]	Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).
[16]	Medallion Financial Corp., Investment Company Act Release No. 29258 (April 26, 2010).
[17]	Triangle Capital Corporation, Investment Company Act Release No. 28196 (March 18, 2008).
[18]	Main Street Capital Corporation, Investment Company Act Release No. 28120 (January 16, 2008).
[19]	MCG Capital Corporation, Investment Company Act Release No. 27280 (April 4, 2006).

D.	Orders Relating to Use of Equity-Based Compensation by Internally Managed Closed- End Investment Companies

The important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to internally managed closed-end investment companies.

Baker, Fentress & Company and Adams Express Company, et al. In 1998, the Commission issued an order granting Baker, Fentress & Company (“Baker Fentress”) exemptive relief from Sections 17(a) and (d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. More recently, in 2005, the Commission issued a similar order granting Adams Express Company and Petroleum and Resources Corporation (“Adams Express”) exemptive relief from Sections 17(d), 18(d), and 23(a), (b), and (c) and Rule 17d-1. These orders permitted the companies to implement broad equity-based compensation plans that included the issuance of restricted shares to their employees.20

Although each of the plans permitted under the Adams Express Order and Baker Fentress Order provides a distinct method of providing for equity-based compensation, the fundamental purpose of each is similar; awarding individuals equity-based compensation for competitive purposes, and each was deemed ultimately to benefit the stockholders of the underlying investment company. Importantly, relief in each of the above cases was granted to closed-end funds that had not elected BDC status and, thus, were not within the class of entities that, like Sierra, Congress had determined should be allowed to issue equity compensation to employees and directors.

1.	Standards for Exemption under Section 6(c)

Section 6(c), which governs the Applicant’s request for exemptive relief from Section 23 provides, in part, that the Commission may, by order upon application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes thereof, from any provisions of the 1940 Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the 1940 Act’s policy and provisions.21

a.	Necessary or Appropriate in the Public Interest

As indicated above, both the Commission and Congress have long recognized the importance of equity-based compensation in attracting and retaining qualified personnel. The Applicant submits that maintaining the ability of a BDC that identifies, invests in and actively works with early stage growth oriented companies to attract and retain highly qualified personnel is in the public interest, including the interests of Sierra Stockholders. Sierra will compete for talent with commercial banks, investment banks, and other publicly traded companies that also are not investment companies registered under the 1940 Act and are not subject to the limitations of the 1940 Act. These organizations are able to offer all types of equity-based compensation to their employees and directors, including Restricted Stock, and, therefore, have an advantage over Sierra and its subsidiaries in attracting and retaining highly qualified personnel. For Sierra to compete on a more equal basis with such organizations, it must be able to attract and retain talented personnel and offer them comparable compensation packages.

[20]	Baker, Fentress & Company, Investment Company Act Release No. 23619 (Dec. 22, 1998) (the “Baker Fentress Order”) and Adams Express Company, et. al, Investment Company Act Release No. 26780 (March 8, 2005) (the “Adams Express Order”). Sierra notes that, in each of their respective applications, Adams Express and Baker Fentress cited the legislative history of the 1980 Amendments as standing for the idea that Congress had recognized the importance of equity-based compensation as a means of attracting and retaining qualified management personnel. Both Adams Express and Baker Fentress received orders from the Commission permitting the issuance of equity-based compensation, including restricted shares. Baker Fentress and Adams Express were also granted relief to issue stock options to their Non-Employee Directors.
[21]	Applicant notes that the Staff has previously stated that it would not recommend enforcement action to the Commission under Section 23(a) if closed-end funds directly compensate their directors with fund shares, provided that the directors’ services are assigned a fixed dollar value prior to the time that the compensation is payable. Statement of Staff Position, Interpretive Matters Concerning Independent Directors of Investment Companies (Oct. 14, 1999).

With respect to Sierra’s primary competition, private equity funds, Sierra has proportionately greater overhead unrelated to its investment personnel and therefore cannot pay total salaries and bonuses as high as those of its competition without increasing its total overhead. Availability of Restricted Stock would enable Sierra to substitute Restricted Stock for overall cash compensation, and perhaps compensate for the loss of the carried interest that our investment professionals would receive at a private equity firm, among other things. The Plan will enhance the ability of Sierra to compensate its personnel competitively, while also aligning the interests of its personnel with the success of Sierra and the interests of Sierra Stockholders and preserving cash for further investment.

b.	Consistency with the Protection of Investors

Investors will be protected to at least the same extent that they are currently protected under Section 61(a)(3). The Plan will be approved by stockholders in accordance with Section 61(a)(3)(A)(iv). A proxy statement submitted to the Applicant’s stockholders will contain a concise “plain English” description of the Plan and its potential dilutive effect. If a Plan is not approved by stockholders, it will not be implemented. Furthermore, each grant of Restricted Stock will be approved by the Required Majority on the basis that the issuance is in the best interests of Sierra and Sierra Stockholders. Sierra will be subject to the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies relating to the accounting for and disclosure of the Restricted Stock, and the Exchange Act requirements relating to executive compensation disclosure.

Based on the manner in which the issuance of Restricted Stock pursuant to the Plan will be administered, the Restricted Stock will be no more dilutive than if Sierra were to issue only Options to Participants who are employees, as is permitted by Section 61(a)(3). Because it takes fewer shares of Restricted Stock, as compared with Options, to compensate an employee at the same level, the number of shares of Restricted Stock awarded would be fewer than the number of shares on which an employee would have to be given an Option. Furthermore, there is a limit on the total number of shares that Sierra can issue under the Plan. Sierra acknowledges that Awards granted under the Plan may have a dilutive effect on the stockholders’ equity per share in Sierra, but believes that effect would be outweighed by the anticipated benefits of the Plan to Sierra and Sierra Stockholders.

Section 61(a)(3) provides that the amount of voting securities that would result from the exercise of all of a BDC’s outstanding warrants, options, or rights, at the time of issuance, may not exceed 25 percent of the outstanding voting securities of such BDC, except that if the amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights issued to such BDC’s directors, officers, and employees, would exceed 15 percent of the outstanding voting securities of such BDC, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options, and rights, at the time of issuance shall not exceed 20 percent of the outstanding voting securities of such BDC. Under the Plan, the maximum amount of Restricted Stock that may be outstanding at any particular time will be ten percent of Sierra’s voting securities. For purposes of determining Sierra’s compliance with the limits in Section 61(a)(3), Sierra will treat Restricted Stock issued under the Plan as voting securities that would result from the exercise of all outstanding warrants, options and rights issued to directors and employees.

c.	Consistency with the Purposes of the 1940 Act

As indicated earlier, Sierra is at a disadvantage in competing with other financial services companies, particularly private equity firms, in attracting and retaining management personnel because it cannot offer shares of the company in the form of Restricted Stock as part of a compensation plan that could have a long-term capital gain component and its overhead associated with being publicly held reduces the cash compensation it can pay to its employees. In addition, Sierra believes it also competes directly for experienced executives and other professionals with other public companies and non-public companies, many of which offer Restricted Stock as part of their equity incentive plans.

The Commission previously recognized the problem of restricting equity compensation in the context of small business investment companies (each an “SBIC”) in 1971 and granted a limited exemption from the 1940 Act’s provisions to permit them to issue qualified stock options. Congress amended the 1940 Act in 1980 to permit BDCs also to issue warrants, options, and rights subject to certain conditions and limitations. The Commission again recognized these problems in the context of closed-end investment companies in 1985 and granted a limited exemption from the 1940 Act’s provisions to permit certain internally managed closed-end investment companies to issue incentive stock options. In 1998, the Commission issued the Baker Fentress Order and in 2005, the Commission issued the Adams Express Order, both Orders permitting numerous types of equity compensation, including the issuance of restricted shares by a registered closed-end investment company. Finally, the Commission issued the MCG Order, the Main Street Order and Triangle Order permitting BDCs to issue restricted shares. In each of these instances, it was found that equity compensation would not offend the 1940 Act’s policies and purposes.

In the present case, the Applicant is requesting that Sierra be allowed to issue Restricted Stock in a similar manner. The Applicant notes that if the Order is granted, Sierra would be subject to greater restrictions as to the number of shares of Restricted Stock that may be issued as compared to the number of Options. The Commission has, by way of exemptive order, permitted other BDCs to issue Restricted Stock to employees and directors and numerous BDCs to issue warrants, options and rights to purchase to directors.

The Applicant further submits that the Plan would not violate the purposes behind Sections 23(a) and (b). The concerns underlying the enactment of those provisions included (i) preferential treatment of investment company insiders and the use of options and other rights by insiders to obtain control of the investment company; (ii) complication of the investment company’s structure that made it difficult to determine the value of the company’s shares; and (iii) dilution of stockholders’ equity in the investment company.22

[22]	Southwest Corporation, Investment Company Release No. 29491 (October 26, 2010).

The Restricted Stock element of the Plan does not raise concerns about preferential treatment of Sierra’s insiders because this element is a bona fide compensation plan of the type that is common among corporations generally, and that is contemplated by Section 61 and which was approved by the Commission for restricted shares in the orders given to MCG Capital, Main Street, Triangle, Baker Fentress and Adams Express. The Applicant also asserts that the issuance of Restricted Stock would not become a means for insiders to obtain control of Sierra because the maximum amount of Restricted Stock that may be issued under the Plan at any one time will be ten percent of the outstanding shares of Sierra Common Stock.

The Applicant further states that the Restricted Stock feature will not unduly complicate Sierra’s capital structure because equity-based incentive compensation arrangements are widely used among corporations and commonly known to investors. The Applicant also states that on an ongoing basis Sierra will comply with the proxy disclosure requirements in Item 10 of Schedule 14A under the Exchange Act. The Applicant further notes that the Plan will be disclosed to investors in accordance with the requirements of the Form N-2 registration statement for closed-end investment companies and the standards and guidelines adopted by the Financial Accounting Standards Board for operating companies. The Applicant thus concludes that the Plan will be adequately disclosed to investors and appropriately reflected in the market value of Sierra’s shares. The Applicant states that Sierra Stockholders will be further protected by the conditions to the requested Order that assure continuing oversight of the operation of the Plan by the Sierra Board.

2.	Standards for an Order under Rule 17d-1

Rule 17d-l, made applicable to BDCs by Section 57(i), provides that the Commission may, by order upon application, grant relief under Section 57(a)(4) and Rule 17d-1 permitting certain joint enterprises or arrangements and profit-sharing plans. Rule 17d-1(b) further provides that in passing upon such an application, the Commission will consider (i) whether the participation of the BDC in such enterprise, arrangement or plan is consistent with the policies and purposes of the 1940 Act and (ii) the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.	Standards for an Order under Section 61(a)(3)

Section 61(a)(3)(B) provides that the Commission may, by order upon application, permit a BDC to issue common stock purchase options to Non-Employee Directors of the BDC pursuant to an executive compensation plan if (i) the options expire by their terms within ten years, (ii) the exercise price of such options is not less than the current market value at the date of issuance or, if no such market value exists, the then current net asset value of such underlying voting securities, (iii) the proposal to issue such options is authorized by the company’s stockholders, and is approved by order of the Commission, upon application, on the basis that the terms of the proposal are fair and reasonable and do not involve overreaching of the company or its stockholders, (iv) no investment adviser of the company receives any compensation described in Section 205(a)(1) of the Investment Advisers Act of 1940 (the “Advisers Act”) (e.g., “performance-based” compensation), except to the extent permitted by Section 205(b)(1) or (2) thereunder; and (v) that the company does not have a profit-sharing plan described in Section 57(n).

In addition to other types of Awards, the Plan authorizes the Sierra Board or a committee thereof to issue Options to Non-Employee Directors. The Plan has been designed to meet all of the requirements of Section 61(a)(3), inasmuch as any Options granted to Non-Employee Directors thereunder:

1.	will have been approved by Order of the Commission prior to the issuance thereof;

2.	will expire by their terms within ten years from the date of grant;

3.	will have an exercise price not less than the fair market value of Sierra’s shares at the date of grant;

4.	will have been issued pursuant to the Plan, which will be approved by the Sierra Stockholders in connection with the Mergers; and

5.	will not be transferable except for disposition by will or the laws of descent or distribution.

Moreover, Sierra is managed by its own officers and directors and has no investment adviser within the meaning of Section 2(a)(20) of the 1940 Act who receives performance-based compensation described in Section 205 of the Advisers Act; and, as previously discussed, Sierra does not have a profit-sharing plan of the type described in Section 57(n) of the 1940 Act.

The Shares that would result from the exercise of all options issuable to Non-Employee Directors under the Plan would not exceed the limits set out in Section 61(a)(3) of the 1940 Act.

The options granted under the Plan to Non-Employee Directors would provide Non-Employee Directors with an incentive to remain directors of Sierra. The options granted pursuant to the Plan have no value unless the price of the Sierra Common Stock exceeds the exercise price of the option. Thus, Non-Employee Directors who receive grants of options pursuant to the Plan will benefit from them only to the extent that Sierra’s business succeeds, and the market value of the Sierra Common Stock increases and remains above the exercise price of the options.

Sierra believes that the options to be granted to its Non-Employee Directors will provide significant at-risk incentives to the Non-Employee Directors to remain on the Board and to devote their best efforts to ensure the success of Sierra’s business in the future, as they have done in the past. The options will only have value to the extent Sierra is able to increase the market value of Sierra Common Stock above the exercise price of the options. The options will also provide a means for the Non-Employee Directors to increase their ownership interests in Sierra, thereby helping to ensure close identification of their interests with those of Sierra and Sierra Stockholders. By providing incentives in the form of such stock options to its Non-Employee Directors, Sierra will be better able to maintain continuity in the membership of its Board and to attract, when necessary, and to retain as directors, the highly experienced, successful and dedicated business and professional people that are critical to Sierra’s success as a BDC.

Commission approval of grants of options to Non-Employee Directors on the terms set forth herein, without the necessity of future applications to the Commission for approval on a person-by-person basis, is appropriate under the circumstances described herein. The exercise price of any options to be granted is required by both the 1940 Act and the Plan to be no less than 100 percent of the current market value of the Shares on the date of issuance of the option or if no such market value exists, the current NAV of the Shares on the date of issuance of the option. Further, the amount of Sierra Common Stock that can be acquired by any individual Non-Employee Director pursuant to such options is limited. The total number and percentage of Shares that can be issued pursuant to options granted to all Non-Employee Directors as a group also is limited by both the terms of the Plan and Section 61(a)(3).

4.	Consistency with the 1940 Act’s Policies and Purposes

The arguments as to why the Plan is consistent with the 1940 Act are almost identical to the standards for exemptions under Section 6(c) and have been set forth above. Additionally, Section 57(j)(1) expressly permits any director, officer or employee of a BDC to acquire warrants, options and rights to purchase voting securities of such BDC, and the securities issued upon the exercise or conversion thereof, pursuant to an executive compensation plan which meets the requirements of Section 61(a)(3)(B). The Applicant submits that Sierra’s issuance of Restricted Stock pursuant to the Plan poses no greater risk to stockholders than the issuances permitted by Section 57(j)(1).

5.	Differences in Participation

Sierra’s role is necessarily different from that of other participants in the Plan since the other participants in the Plan are its directors and employees. Since Sierra and the employee Participants are in an employer/employee relationship, their respective rights and duties are different and not comparable. Likewise, the respective rights and duties of Sierra and its directors are different and not comparable. However, Sierra’s participation with respect to the Plan will not be “less advantageous” than that of the Participants. Sierra, either directly or indirectly, is responsible for the compensation of the Participants; the Plan is simply Sierra’s chosen method of providing such compensation. Moreover, Sierra believes that the Plan will benefit Sierra by enhancing its ability to attract and retain highly qualified personnel. The Plan, although benefiting the Participants and Sierra in different ways, is in the interest of Sierra Stockholders, because it will help align the interests of Sierra’s employees with those of Sierra Stockholders, which will encourage conduct on the part of those employees designed to produce a better return for Sierra Stockholders.

IV.	TAX WITHHOLDING OBLIGATIONS AND EXERCISE PRICE

A.	Requested Order

The Applicant requests relief under Section 23(c) to permit Sierra to withhold shares of Sierra Common Stock or purchase shares of Sierra Common Stock from Participants to satisfy tax withholding obligations related to the vesting and settlement of Restricted Stock, the exercise of options to purchase shares of Sierra Common Stock, or the settlement of other stock-based awards or dividend equivalent rights23 that were granted under the Plan or will be granted pursuant to the Plan. In addition, Sierra requests an exemption from Section 23(c) to permit Participants to pay the exercise price of options to purchase shares of Sierra Common Stock that were granted under the Plan or will be granted to them pursuant to the Plan with shares of Sierra Common Stock.

B.	Tax Consequences of Restricted Stock Awards

Generally, a grant of Restricted Stock under the Plan will not result in taxable income to the recipient for U.S. federal income tax purposes at the time of the grant. The value of Restricted Shares generally will be taxable to the recipient as ordinary income in the years in which the restrictions on the shares lapse. Such value will be the fair market value of the shares on the dates the restrictions lapse. Any recipient, however, may elect pursuant to Section 83(b) of the Code to treat the fair market value of the Restricted Shares on the date of grant as ordinary income in the year of the grant, provided the recipient makes the election within 30 days after the date of the grant. Generally, Participants forego such elections in order to avoid the risk of being taxed on compensation they never realize, either because they forfeit the Restricted Shares or the value of the Restricted Shares drops prior to vesting. The value of Restricted Stock Units will be taxable to the recipient as compensation income in the years in which the shares are delivered to the Participant in settlement of the Restricted Stock Units.

On the date the Restricted Shares vest (assuming no Section 83(b) election has been made) or the Restricted Stock Unit shares are delivered to the Participant, the shares are released to the Participant and available for sale or transfer (subject to Sierra’s share retention guidelines or any other applicable restrictions). In accordance with the applicable regulations of the Internal Revenue Service (the “IRS”), Sierra requires the recipient to pay to it (or otherwise provide) an amount sufficient to satisfy withholding taxes in respect of the compensation income recognized at such time. Where the cumulative withholding for all employees exceeds $100,000, the amounts withheld generally must be deposited with the IRS by the next business day; therefore, procedures generally must be implemented to collect the withholding from employees on the vesting date itself or as soon as possible thereafter.

In lieu of receiving a cash payment or withholding from other compensation from a Participant, typically an equity plan will provide for withholding of shares equal in value at the vesting date to the monetary amount of the company’s withholding obligation, sometimes referred to as a “net share settlement.” In this scenario, shares with value equal to the tax payment are withheld from the award and may be returned to the plan reserve, if permitted under the terms of the plan or award agreement. If Sierra withholds shares to satisfy this withholding tax obligation, instead of cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld.

[23]	The Plan authorizes the Sierra Board or a committee thereof to provide for Awards of dividend equivalent rights (“Dividend Equivalent Rights”) in respect of all outstanding Restricted Stock Units.

The Plan incorporates this concept of “net share settlement.” Specifically, it provides that Sierra is authorized to withhold Sierra Common Stock at the time the Restricted Stock is taxed in satisfaction of the Participant’s tax obligations. However, no such withholding of shares will take place except pursuant to written assurance from the Staff or exemptive relief from the Commission.

C.	Tax Consequences of Stock Option Awards

Options granted under the Plan generally will not be taxable to a recipient at the time of grant. Upon the exercise of an option, the amount by which the fair market value of the shares of Sierra Common Stock received, determined as of the date of exercise, exceeds the exercise price generally will be treated as compensation income to the recipient of the option in the year of exercise. In accordance with applicable regulations of the IRS, Sierra requires the optionee to pay to it an amount sufficient to satisfy taxes required to be withheld in respect of such compensation income at the time of the exercise of the option. If Sierra withholds shares to satisfy this withholding tax obligation, instead of receiving cash, the optionee nonetheless will be required to include in income the fair market value of the shares withheld. When the optionee sells the shares of common stock received upon exercise of the option, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the exercise price plus the amount taxed to the optionee as compensation income).

D.	Tax Consequences of Dividend Equivalent Right Awards

Dividend Equivalent Right Awards granted under the Plan generally will not be taxable to a recipient at the time of grant. Upon the settlement of the Dividend Equivalent Rights granting rights in shares of Sierra Common Stock, the fair market value of the shares of Sierra Common Stock received, determined as of the date of received, will be treated as compensation income to the recipient. In accordance with applicable regulations of the IRS, Sierra requires the recipient to pay to it an amount sufficient to satisfy taxes required to be withheld in respect of such compensation income at the time of the settlement of the Dividend Equivalent Rights. If Sierra withholds shares to satisfy this withholding tax obligation, instead of receiving cash, the recipient nonetheless will be required to include in income the fair market value of the shares withheld. When the recipient sells the shares of common stock received upon settlement of the Dividend Equivalent Rights, he or she will generally recognize a capital gain or loss (long-term or short-term, depending upon the holding period of the stock sold) in an amount equal to the difference between the amount realized upon the sale of the shares and his or her basis in the shares (i.e., the amount of compensation income received upon settlement of the Dividend Equivalent Rights).

E.	Applicable Law and Need for Relief

Section 23(c), which is made applicable to BDCs by Section 63, generally prohibits a BDC from purchasing any securities of which it is the issuer except in the open market pursuant to tenders, or “under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” No rule addresses “purchases” by a BDC in the circumstances described in this Application. Thus, to the extent that the transactions between Sierra and the Participants described in this Application with respect to the Plan constitute “purchases” by Sierra of its own securities, Section 23(c) would, absent relief, prohibit such transactions.

F.	Applicant’s Legal Arguments

Section 23(c)(3) permits a BDC to purchase securities of which it is the issuer “under such . . . circumstances as the Commission may permit by . . . orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased.” As noted above, the transactions between Sierra and the Participants described in this Application with respect to the Plan may entail “purchases” by Sierra of its own securities within the meaning of Section 23(c). However, the Applicant submits that any such purchases will be made in a manner that does not unfairly discriminate against Sierra’s other stockholders. In that regard, Sierra will use the closing sales price of its shares of common stock on the NYSE (or any primary exchange on which its shares of common stock may be traded in the future) as the “fair market value” of its common stock under the Plan (i.e., the public market price on the date the exercise price is paid or the tax is incurred). The shares of Sierra Common Stock used to pay the exercise price or satisfy tax withholding will be valued based on the current fair market value on the date of the transaction. Because the transactions between Sierra and the Participants will take place at the public market price for Sierra Common Stock, these transactions will not be significantly different than could be achieved by any stockholder selling in a transaction on the NYSE. Moreover, these transactions may be made only as permitted by the Plan, which was approved by the Sierra Board and will be submitted to Sierra Stockholders for their approval prior to any application of the relief. These transactions permit Sierra to deliver only shares net of the option exercise price or shares net of the required tax withholding to the award recipients, thereby reducing the number of shares issued in connection with awards granted under the Plan, respectively. The resulting reduction in dilution using these transactions should benefit all of Sierra Stockholders. Finally, without the relief sought hereby, Sierra’s directors and employees may be forced to sell more shares in the open market or a portion of the non-cash awards that vest or are delivered under the Plan to satisfy their tax withholding obligations. A large influx of Sierra’s shares into the open market over a short period of time (other than options, stock awards for groups of Participants typically become taxable on the same date, such as the anniversary of an Award grant) would not be beneficial to Sierra Stockholders. Moreover, the withholding provisions in the Plan do not raise concerns about preferential treatment of Sierra’s insiders because the Plan is a bona fide compensation plan of the type that is common among corporations generally. Finally, the vesting schedule is determined at the time of the initial grant of the Restricted Stock and the option exercise price is determined at the time of the initial grant of the options.

In light of the foregoing, the Applicant believes that the requested relief meets the standards of Section 23(c)(3). Moreover, the important role that equity compensation can play in attracting and retaining qualified personnel has been expressly recognized by the Commission with respect to certain types of investment companies, including closed-end investment companies, SBICs and BDCs. The Applicant believes that its request for relief is consistent with the policies underlying the provisions of the 1940 Act permitting the use of equity compensation as well as prior exemptive relief granted by the Commission for relief under Section 23(c).

G.	Precedent

The Commission has previously granted exemptive relief from Section 23(c) to BDCs in substantially similar circumstances. On August 22, 2017, the Commission issued an order for an exemption from Section 23(c) to permit Capital Southwest Corporation to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options that will be granted pursuant to its equity incentive plan.24 On January 10, 2017, the Commission issued an order for an exemption from Section 23(c) to permit Equus Total Return, Inc. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options that will be granted pursuant to its equity incentive plan.25 On May 10, 2016, the Commission issued an order for an exemption from Section 23(c) to permit Newtek Business Services Corp. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options to purchase shares of its common stock.26 On June 16, 2015, the Commission issued an order for an exemption from Section 23(c) to permit KCAP Financial, Inc. to withhold shares of its common stock or purchase shares of its common stock from participants to satisfy tax withholding obligations relating to the vesting of restricted shares or the exercise of options to purchase shares of its common stock.27 On April 3, 2012, the Commission issued the Harris & Harris Order to permit Harris & Harris to withhold shares of its common stock from participants and to permit participants to pay the exercise price of options that were granted to them pursuant to a predecessor plan with shares of common stock.28 On June 22, 2010, the Commission issued an amended order for an exemption from Section 23(c) permitting Hercules Capital, Inc. to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of restricted shares that were or will be granted pursuant to its incentive compensation plans.29 On April 20, 2010, the Commission issued the MCG Order permitting MCG Capital to withhold shares of its common stock or purchase shares of its common stock from the participants to satisfy tax withholding obligations related to the vesting of restricted shares that were or will be granted pursuant to its incentive compensation plans.30 On June 16, 2009, the Commission issued the Main Street Order to permit Main Street, pursuant to its Plan, to engage in certain transactions that may constitute purchases by Main Street of its own securities within the meaning of Section 23(c).31 On May 5, 2009, the Commission issued the Amended Triangle Order, granting Triangle exemptive relief from Section 23(c) in connection with withholding obligations related to vesting restricted shares and option exercises, and the payment of an option exercise price with shares of common stock already held by the participant.32

[24]	Capital Southwest Corporation, Investment Company Act Release No. 32787 (Aug. 22, 2017).
[25]	Equus Total Return, Inc., Investment Company Act Release No. 32421 (Jan. 10, 2017).
[26]	Newtek Business Services Corp., Investment Company Act Release No. 32109 (May 10, 2016).
[27]	KCAP Financial, Inc., Investment Company Act Release No. 31676 (June 16, 2015).
[28]	Harris & Harris Group, Inc., Investment Company Act Release No. 30027 (April 3, 2012).
[29]	Hercules Capital, Inc., Investment Company Act Release No. 29303 (June 22, 2010).
[30]	MCG Capital Corporation, Investment Company Act Release No. 29210 (April 20, 2010).
[31]	Main Street Capital Corporation et al., Investment Company Act Release No. 28769 (June 16, 2009).
[32]	Triangle Capital Corporation, Investment Company Act Release No. 28718 (May 5, 2009).

Additionally, in 1998, the Commission issued Baker, Fentress and Adams Express exemptive relief from Section 23(c) in connection with the payment of a stock option exercise price with previously acquired stock.

Because the exemptive relief sought by this Application is substantially identical to those in a number of orders granted by the Commission permitting comparable arrangements, including the orders issued to Equus Total Return, Inc., Newtek Business Services Corp., KCAP Financial, Inc., Harris & Harris, Hercules Capital, Inc., MCG Capital, Main Street, and Triangle discussed above, the Applicant respectfully requests that the Commission grant the exemptive relief requested by this Application.

In addition, it is important to highlight that the stock withholding provisions and the other provisions contained in the Plan described in this Application are common features found in the equity compensation plans of many public companies not regulated under the 1940 Act with which Sierra competes for personnel resources.

Accordingly, the Applicant respectfully requests that the Commission issue an order under Section 23(c) to permit (1) Sierra to withhold shares of Sierra Common Stock or purchase shares of Sierra Common Stock from Participants to satisfy tax withholding obligations related to the vesting of Restricted Shares, delivery of Restricted Stock Unit shares or the exercise of options to purchase shares of Sierra Common Stock that were granted under the Plan or will be granted pursuant to the Plan, and (2) Participants to pay the exercise price of options to purchase shares of Sierra Common Stock that were granted under the Plan or will be granted to them pursuant to the Plan with shares of Sierra Common Stock.

V.	Conditions

1.	The Plan will be authorized by Sierra Stockholders.

2.	Each issuance of Restricted Stock to an officer, employee, or Non-Employee Director will be approved by the Required Majority of Sierra’s directors on the basis that such grant is in the best interest of Sierra and Sierra Stockholders.

3.	The amount of voting securities that would result from the exercise of all of Sierra’s outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the under the Plan, at the time of issuance shall not exceed 25 percent of the outstanding voting securities of Sierra, except that if the amount of voting securities that would result from the exercise of all of Sierra’s outstanding warrants, options and rights issued to Sierra’s directors, officers and employees, together with any Restricted Stock issued pursuant to the Plan, would exceed 15 percent of the outstanding voting securities of Sierra, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any Restricted Stock issued pursuant to the Plan, at the time of issuance shall not exceed 20 percent of the outstanding voting securities of Sierra.

4.	The amount of Restricted Stock issued and outstanding will not at the time of issuance of any shares of Restricted Stock exceed ten percent of Sierra’s outstanding voting securities.

5.	The Sierra Board will review the Plan at least annually. In addition, the Sierra Board will review periodically the potential impact that the issuance of Restricted Stock under the Plan could have on Sierra’s earnings and NAV per share, such review to take place prior to any decisions to grant Restricted Stock under the Plan, but in no event less frequently than annually. Adequate procedures and records will be maintained to permit such review. The Sierra Board will be authorized to take appropriate steps to ensure that the issuance of Restricted Stock under the Plan will be in the best interests of Sierra Stockholders. This authority will include the authority to prevent or limit the granting of additional Restricted Stock under the Plan. All records maintained pursuant to this condition will be subject to examination by the Commission and its staff.

VI.	CONCLUSION

For the reasons set forth above, the Applicant believes that granting an exemption from the above provisions would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. It would not involve any overreaching and the terms are fair and reasonable.

VII.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

John D. Fredericks, Esq.

280 Park Avenue, 6th Floor East

New York, NY 10017

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street NW, Suite 700

Washington, D.C. 20001-3980

B.	Authorizations

The verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B. The filing of this Application has been specifically authorized by a resolution of the Board of Directors of Applicant dated November 6, 2018. A copy of this resolution, which remains in full force and effect, is attached to this Application as Exhibit C.

The Applicant has caused this Application to be duly signed on its behalf on the 6th day of November, 2018.

SIERRA INCOME CORPORATION

/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

Exhibit A

SIERRA INCOME CORPORATION
2018 Omnibus Incentive Plan

1.       Purpose. The purpose of the Sierra Income Corporation 2018 Omnibus Incentive Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company’s stockholders. At all times during such periods as the Company qualifies or is intended to qualify as a “business development company” under the 1940 Act, the terms of the Plan shall be construed so as to conform to the stock-based compensation requirements applicable to “business development companies” under the 1940 Act. An Award or related transaction will be deemed to be permitted under the 1940 Act if permitted by any exemptive or “no-action” relief granted by the Commission or its staff.

In connection with the merger of Medley Management Inc., Sierra Income Corporation and Sierra Management Inc. (the “MDLY Merger”), certain awards outstanding under The Medley Management Inc. 2014 Omnibus Incentive Plan (the “Medley Plan”) shall be converted into Awards under this Plan in accordance with the terms of the Medley Plan and Section 10 of this Plan.

2.       Definitions. The following definitions shall be applicable throughout the Plan.

(a)     “1940 Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

(b)      “Absolute Share Limit” has the meaning given such term in Section 5(b) of the Plan.

(c)     “Affiliate” means any Person that directly or indirectly controls, is controlled by or is under common control with the Company. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

(d)      “Award” means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Restricted Share, Restricted Stock Unit, Other Stock-Based Award, or Performance Compensation Award granted under the Plan.

(e)     “Board” means the Board of Directors of the Company.

(f)      “Cause” means, as to any Participant, unless the applicable Award agreement states otherwise, (i) “Cause,” as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of “Cause” contained therein), the Participant’s (A) willful neglect in the performance of the Participant’s duties for the Service Recipient or willful or repeated failure or refusal to perform such duties; (B) engagement in conduct in connection with the Participant’s employment or service with the Service Recipient that results, or could reasonably be expected to result, in material harm to the business or reputation of the Company or any Affiliate; (C) conviction of, or plea of guilty or no contest to, (I) any felony or (II) any other crime that results, or could reasonably be expected to result, in material harm to the business or reputation of the Company or any Affiliate; (D) material violation of the written policies of the Company and any Affiliate for which Participant is engaged in business dealings on behalf of the Company or a Service Recipient, including but not limited to those relating to sexual harassment, or the disclosure or misuse of confidential information, or any other policies set forth in the manuals or statements of policy of the Company, the Service Recipient, or an Affiliate, as applicable; (E) fraud or misappropriation, embezzlement or misuse of funds, property, or opportunity belonging to the Company or any Affiliate; or (F) act of personal dishonesty that involves personal profit in connection with the Participant’s employment or service to the Service Recipient.

(g)      “Change in Control” means:

(i)      the acquisition (whether by purchase, merger, consolidation, combination or other similar transaction) by any Person of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than fifty percent (50%) (on a fully diluted basis) of either (A) the then outstanding shares of Common Stock, taking into account as outstanding for this purpose such Common Stock issuable upon the exercise of options or warrants, the conversion of convertible stock or debt, and the exercise of any similar right to acquire such Common Stock, or (B) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided, however, that for purposes of this Plan, the following acquisitions shall not constitute a Change in Control: (I) any acquisition by the Company or any Affiliate; (II) any acquisition by any employee benefit plan sponsored or maintained by the Company or any Affiliate; or (III) in respect of an Award held by a particular Participant, any acquisition by the Participant or any group of Persons including the Participant (or any entity controlled by the Participant or any group of Persons including the Participant);

(ii)     during any period of twenty-four (24) months, individuals who, at the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the date hereof, whose election or nomination for election was approved by a vote of at least two-thirds (2/3rds) of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest, as such terms are used in Rule 14a-12 of Regulation 14A promulgated under the Exchange Act, with respect to directors or as a result of any other actual or threatened solicitation of proxies or consents by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director;

(iii)    the sale, transfer or other disposition of all or substantially all of the assets of the Company to any Person that is not an Affiliate of the Company; or

(iv)    a change in the management structure of the Company from an internally managed business development company to an externally managed business development company pursuant to which the Company enters into an investment advisory agreement with a third-party advisor.

(h)      “Code” means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(i)      “Commission” means the United States Securities and Exchange Commission.

(j)      “Committee” means the Compensation Committee of the Board, or the Board.

(k)      “Compensation Committee” means the compensation committee of the Board. The Compensation Committee shall have at least two (2) members, each of whom shall be a “non-employee director” as defined in Rule16b-3 under the Exchange Act and, if applicable, meets the independence requirements of the applicable stock exchange, quotation system or other self-regulatory organization on which the Common Stock is traded.

(l)      “Common Stock” means the common stock, par value $0.001 per share, of the Company (and any stock or other securities into which such Common Stock may be converted or into which it may be exchanged).

(m)     “Company” means Sierra Income Corporation, a Maryland corporation, and any successor thereto.

(n)      “Continuous Service” means the Participant’s uninterrupted service with the Company or an Affiliate (including any predecessors), whether as an employee or a non-employee director.

(o)      “Date of Grant” means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(p)      “Designated Foreign Subsidiaries” means all Affiliates organized under the laws of any jurisdiction or country other than the United States that may be designated by the Board or the Committee from time to time.

(q)      “Detrimental Activity” means any of the following: (i) unauthorized disclosure of any confidential or proprietary information of the Company or its Affiliates; (ii) any activity that would be grounds to terminate the Participant’s employment or service with the Service Recipient for Cause; (iii) the breach of any noncompetition, nonsolicitation or other agreement containing restrictive covenants, with the Company or its Affiliates; or (iv) fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion.

(r)      “Disability” means, as to any Participant, unless the applicable Award agreement states otherwise, (i) “Disability”, as defined in any employment or consulting agreement between the Participant and the Service Recipient in effect at the time of such Termination; or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of “Disability” contained therein), a condition entitling the Participant to receive income replacement benefits under a long-term disability plan of the Company or an Affiliate, or, in the absence of such a plan, the complete and permanent inability by reason of illness or accident to perform the duties of the occupation at which a Participant was employed or served when such disability commenced. Any determination of whether Disability exists shall be made by the Company in its sole discretion.

(s)     “Dividend Shares” has the meaning given such term in Section 8(g) of the Plan.

(t)      “Effective Date” means the date when the Plan has been approved by the stockholders of the Company, which approval shall be within twelve (12) months before or after the date the Plan is adopted by the Board; provided, however, that the Plan shall not be effective until the time at which the MDLY Merger is effective, and shall not be effective with respect to Awards involving Common Stock, including Options, Restricted Shares, Restricted Stock Units and Other Stock-Based Awards, unless the Company has received an order of the Commission under Section 6(c) of the 1940 Act for an exemption from Sections 23(a) and 23(b), under Section 57(i) of the 1940 Act and Rule 17d-1 thereunder for an exemption from Section 57(a)(4) and under Section 23(c)(3) of the 1940 Act for an exemption from Section 23(c).

(u)      “Eligible Person” means any (i) individual employed by the Company or an Affiliate; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of the Company or an Affiliate, including Non-Employee Directors ; (iii) consultant or advisor to the Company or an Affiliate who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act; or (iv) any prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or one of its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or providing services to the Company or one of its Affiliates), who, in the case of each of clauses (i), (ii), or (iv) above has entered into an Award agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan. Solely for purposes of this Section 2(t), “Affiliate” shall be limited to: (A) a Subsidiary; (B) any parent corporation of the Company within the meaning of Section 424(e) of the Code (“Parent”); (C) any corporation, trade or business of which fifty percent (50%) or more of the combined voting power of such entity’s outstanding securities is directly or indirectly controlled by the Company or any Subsidiary or Parent; or (D) any corporation, trade or business that, directly or indirectly, controls fifty percent (50%) or more of the combined voting power of the outstanding securities of the Company.

(v)      “Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(w)      “Exercise Price” has the meaning given such term in Section 7(b) of the Plan.

(x)       “Fair Market Value” means, on a given date, if (i) the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary securities exchange on which the Common Stock is listed and traded on such date, or, if there are no such sales on that date, then on the last preceding date on which such sales were reported; (ii) the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last sale basis, the average between the closing bid price and closing ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock.

(y)      “Immediate Family Members” has the meaning given such term in Section 12(b) of the Plan.

(z)      “Incentive Stock Option” means an Option that is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(aa)    “ISO Entity” has the meaning given such term in Section 7(a) of the Plan.

(bb)   “Indemnifiable Person” has the meaning given such term in Section 4(e) of the Plan.

(cc)    “Nonqualified Stock Option” means an Option that is not designated by the Committee as an Incentive Stock Option.

(dd)   “Non-Employee Director” means a member of the Board who is not an employee of the Company or any Affiliate.

(ee)    “NYSE” means the New York Stock Exchange.

(ff)     “Option” means an Award granted under Section 7 of the Plan.

(gg)   “Option Period” has the meaning given such term in Section 7(c) of the Plan.

(hh)   “Other Stock-Based Award” means an Award granted under Section 9(a) of the Plan.

(ii)      “Outstanding Equity Grants” has the meaning given such term in Section 5(g) of the Plan.

(jj)      “Participant” means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award pursuant to the Plan.

(kk)    “Performance Compensation Award” means any Award designated by the Committee as a Performance Compensation Award pursuant to Section 9 of the Plan.

(ll)      “Periodic Grant Amount” has the meaning given such term in Section 8(b) of the Plan.

(mm)  “Permitted Transferee” has the meaning given such term in Section 12(b) of the Plan.

(nn)   “Person” means any individual, entity or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision).

(oo)   “Plan” means this Sierra Income Corporation 2018 Omnibus Incentive Plan, as it may be amended from time to time.

(pp)   “Restricted Period” means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(qq)   “Restricted Share” means a share of Common Stock, subject to certain specified restrictions (which may include, without limitation, a requirement that the Participant provide Continuous Services for a specified period of time), granted under Section 8 of the Plan.

(rr)     “Restricted Stock Unit” means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (which may include, without limitation, a requirement that the Participant provide Continuous Services for a specified period of time), granted under Section 8 of the Plan.

(ss)    “Securities Act” means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(tt)     “Service Recipient” means, with respect to a Participant holding a given Award, either the Company or an Affiliate of the Company by which the original recipient of such Award is, or following a Termination was most recently, principally employed or to which such original recipient provides, or following a Termination was most recently providing, services, as applicable.

(uu)    “Subsidiary” means, with respect to any specified Person:

(i)      any corporation, association or other business entity of which more than fifty percent (50%) of the total voting power of shares of such entity’s voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(ii)     any partnership (or any comparable foreign entity) (A) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (B) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(vv)   “Substitute Award” has the meaning given such term in Section 5(e) of the Plan.

(ww)  “Sub-Plans” means, any sub-plan to this Plan that has been adopted by the Board or the Committee for the purpose of permitting the offering of Awards to employees of certain Designated Foreign Subsidiaries or otherwise outside the United States, with each such sub-plan designed to comply with local laws applicable to offerings in such foreign jurisdictions. Although any Sub-Plan may be designated a separate and independent plan from the Plan in order to comply with applicable local laws, the Absolute Share Limit shall apply in the aggregate to the Plan and any Sub-Plan adopted hereunder.

(xx)    “Termination” means the termination of a Participant’s employment or service, as applicable, with the Service Recipient.

3.       Effective Date; Duration. The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth (10th) anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4.       Administration.

(a)     Administration. As provided in Section 4(c), the Board has delegated the administration of the Plan to the Committee.

(b)     Powers of the Committee. The Committee shall have the power, subject to the express provisions of the Plan and applicable law:

(i)      To determine from time to time: which of the Eligible Persons shall be granted Awards; when and how each Award shall be granted and documented; what type or combination of types of Awards shall be granted; the provisions of each Award granted, including the time or times when a person shall be permitted to exercise an Award; and the number of shares of Common Stock with respect to which an Award shall be granted to each such person.

(ii)     To construe and interpret the Plan, Awards granted under it, and any Award documentation and reconcile any inconsistency in, correct any defect in and/or supply any omission in any Award documentation. To establish, amend and revoke rules and regulations for the administration of the Plan and Awards. The Committee, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Award documentation, in such manner and to such extent as it shall deem necessary or expedient to make the Plan fully effective.

(iii)    To determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, shares of Common Stock, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended.

(iv)    To determine whether, to what extent, and under what circumstances the delivery of cash, shares of Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee.

(v)     To establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan.

(vi)    To adopt Sub-Plans.

(vii)   To amend an Award as provided in Section 11 of the Plan.

(viii)  Generally, to exercise such powers and to perform such acts as the Committee deems necessary or expedient to promote the best interests of the Company and its Affiliates and that are not in conflict with the provisions of the Plan.

Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards and amend, suspend or terminate the Plan as provided in Section 11 of the Plan. Any such actions by the Board shall be subject to the applicable rules of the NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

(c)     Delegation to Committee. The Board has delegated administration of the Plan to the Committee; provided that a “required majority,” as defined in Section 57(o) of the 1940 Act, must approve each issuance of Awards in accordance with Section 61(a)(4)(B)(i)(I) of the 1940 Act. The Board may rescind its delegation of authority to the Committee at any time and revest in the Board the administration of the Plan, in which case references herein to the Committee shall be to the Board.

Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election that is the responsibility of or that is allocated to the Committee herein, and that may be so delegated as a matter of law, except for grants of Awards to persons who are Non-Employee Directors or otherwise are subject to Section 16 of the Exchange Act and provided that the grant of the Award complies with the 1940 Act. Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any of its Affiliates, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(d)     Effect of Decision. Determinations, interpretations and constructions made by the Board or the Committee, as applicable, in good faith shall not be subject to review by any person and shall be final, binding and conclusive on all persons.

(e)     No member of the Board, the Committee or any employee or agent of the Company or any Affiliate (each such person, an “Indemnifiable Person”) shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting fraud or a willful criminal act or omission).

5.       Grant of Awards; Shares Subject to the Plan; Limitations.

(a)     The Committee may, from time to time, grant Awards to one or more Eligible Persons.

(b)     Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 11 of the Plan, the total number of Awards available under the Plan shall be no more than ten percent (10%) of the outstanding shares of Common Stock as of the Effective Date (the “Absolute Share Limit”); (ii) subject to Section 11 of the Plan, grants of Awards under the Plan in respect of no more than two and one-half percent (2.5%) of the outstanding shares of Common Stock as of the Effective Date may be made to any individual Participant during any single fiscal year of the Company; (iii) no more than the number of shares of Common Stock equal to the Absolute Share Limit may be issued in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; and (iv) each of the foregoing limits on the number of Awards shall be subject to adjustment under Section 10 of the Plan.

(c)     Other than with respect to Substitute Awards, to the extent that an Award expires or is canceled, forfeited, terminated, settled in cash, or otherwise is settled without delivery to the Participant of the full number of shares of Common Stock to which the Award related, the undelivered shares will again be available for grant; provided, however, that in the case of an Incentive Stock Option, the forgoing shall be subject to any limitations under the Code. Shares of Common Stock withheld in payment of the Exercise Price or taxes relating to an Award and shares equal to the number of shares surrendered (either actually or by attestation) in payment of any Exercise Price, purchase price for an Award other than an Option, or taxes relating to an Award shall be deemed to constitute shares not issued to the Participant and shall be deemed to again be available for Awards under the Plan on a one-for-one basis; provided, however, that in the case of an Incentive Stock Option, the forgoing shall be subject to any limitations under the Code; and provided further, that such shares shall not become available for issuance hereunder if: (i) the applicable shares are withheld or surrendered following the termination of the Plan; (ii) at the time the applicable shares are withheld or surrendered, it would constitute a material revision of the Plan subject to stockholder approval under any then-applicable rules of the NYSE or other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, (iii) the applicable shares were tendered by the Participant in payment of the Exercise Price of an Option or purchase price for an Award other than an Option; (iv) the applicable shares were tendered by the Participant to satisfy any tax withholding obligation with respect to an Award, or (v) the applicable shares were reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options or settlement of an Award.

(d)     Shares of Common Stock issued by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase or a combination of the foregoing.

(e)     Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity directly or indirectly acquired by the Company or with which the Company combines (“Substitute Awards”). Subject to the applicable rules of the NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, Substitute Awards shall not be counted against the Absolute Share Limit; provided, however, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as “incentive stock options” within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan. Subject to the applicable rules of the NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, available shares under a stockholder approved plan of an entity directly or indirectly acquired by the Company or with which the Company combines (as appropriately adjusted to reflect the acquisition or combination transaction) may be used for Awards under the Plan and shall not reduce the number of shares of Common Stock available for issuance under the Plan.

(f)      No Grants in Contravention of 1940 Act. No Award may be granted under the Plan if the grant of such Award would cause the Company to violate any section of the 1940 Act, and, if otherwise approved for grant, shall be void and of no effect.

(g)     Limits on Number of Awards. Pursuant to Section 61(a)(4) of the 1940 Act, the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options, or rights, at the time of issuance, together with the settlement of any Restricted Stock Units and the vesting of any Restricted Shares, whether issued under the Plan or any other compensation plan of the Company (the “Outstanding Equity Grants”), may not exceed twenty-five percent (25%) of the outstanding voting securities of the Company; provided, however, that if the amount of voting securities that would result from the exercise, settlement and vesting of all Awards issued to the Company’s directors and employees issued under the Plan or any other compensation plan of the Company, would exceed fifteen percent (15%) of the outstanding voting securities of the Company, then at the time of the grant of any Award, the total amount of voting securities that would result from the exercise of all Outstanding Equity Grants plus the new Award grant shall not exceed twenty percent (20%) of the outstanding voting securities of the Company. Shares granted pursuant to an Award of Restricted Shares or Restricted Stock Units that are used to settle tax withholding obligations pursuant to Section 12(c), or settled in cash, shall be included as “Restricted Shares issued” or “Restricted Stock Units granted” for purposes of the calculations set forth in this Section 5(g).

(h)     Date of Award’s Grant. The date on which the “required majority,” as defined in Section 57(o) of the 1940 Act, and as described in Section 4(c) of the Plan, approves the issuance of an Award will be deemed the date on which such Award is granted.

(i)      Application of Section 16 of the Exchange Act. With respect to persons subject to Section 16 of the Exchange Act, transactions under the Plan are intended to comply with all applicable conditions of Rule 16b-3 or its successor under the Exchange Act. To the extent any provision of the Plan or action by the Committee fails to so comply, it shall be deemed to be modified so as to be in compliance with such Rule or, if such modification is not possible, it shall be deemed to be null and void, to the extent permitted by law and deemed advisable by the Committee.

6.       Eligibility. Participation in the Plan shall be limited to Eligible Persons.

7.       Options.

(a)     General. Each Option granted under the Plan shall be evidenced by an Award agreement, in written or electronic form, which agreement need not be the same for each Participant. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company or any of the Company’s present or future parent or subsidiary corporations, as defined in Section 424(e) or (f) of the Code, or other Affiliates the employees of which are eligible to receive Incentive Stock Options under the Code (each an “ISO Entity”); and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code; provided, however, that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan. No Incentive Stock Option may be granted more than ten (10) years from the date the Plan is adopted, or the date the Plan is approved by the stockholders, whichever is earlier.

(b)     Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price (“Exercise Price”) per share of Common Stock for each Option shall not be less than one hundred percent (100%) of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any ISO Entity, the Exercise Price per share shall be no less than one hundred ten percent (110%) of the Fair Market Value per share on the Date of Grant. No action shall be taken that would be treated as a repricing under the rules and regulations of the NYSE or any other securities exchange or inter-dealer quotation system on which the shares of Common Stock are listed, or if not listed quoted, or is otherwise prohibited by the 1940 Act.

(c)     Vesting and Expiration; Termination.

(i)      Options shall vest and become exercisable in such manner and on such date or dates or upon such events as determined by the Committee; provided, however, that notwithstanding any such vesting dates or events, the Committee may in its sole discretion accelerate the vesting of any Options at any time and for any reason.

(ii)     Options shall expire upon a date determined by the Committee, not to exceed ten (10) years from the Date of Grant (the “Option Period”); provided, however, that if a ten (10) year Option Period (other than in the case of an Incentive Stock Option) would expire at a time when trading in the shares of Common Stock is prohibited by the Company’s insider trading policy (or Company-imposed “blackout period”), then the Option Period shall be automatically extended until the thirtieth (30th) day following the expiration of such prohibition except to the extent such extension would subject the Option to adverse tax consequences under Section 409A of the Code. Notwithstanding the foregoing, in no event shall the Option Period exceed five (5) years from the Date of Grant in the case of an Incentive Stock Option granted to an employee who on the Date of Grant owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or an ISO Entity.

(iii)    Unless otherwise provided by the Committee, whether in an Award agreement or otherwise, in the event of: (A) a Participant’s Termination by the Service Recipient for Cause, all outstanding Options granted to such Participant shall immediately terminate and expire; (B) a Participant’s Termination due to death or Disability, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for one (1) year thereafter (but in no event beyond the expiration of the Option Period); and (C) a Participant’s Termination for any other reason, each outstanding unvested Option granted to such Participant shall immediately terminate and expire, and each outstanding vested Option shall remain exercisable for ninety (90) days thereafter (but in no event beyond the expiration of the Option Period).

(d)     Method of Exercise and Form of Payment. No shares of Common Stock shall be issued pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local and non-United States income, employment and any other applicable taxes required to be withheld. Options that have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company (or telephonic instructions to the extent provided by the Committee) in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable: (i) in cash, check, cash equivalent and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual issuance of such shares to the Company); provided, however, that such shares of Common Stock are not subject to any pledge or other security interest; or (ii) by such other method as the Committee may permit in its sole discretion, including, without limitation, any one or more of the following: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price; (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted “cashless exercise” pursuant to which the Company is delivered (including telephonically to the extent permitted by the Committee) a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise issuable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price or (C) a “net exercise” procedure effected by withholding the minimum number of shares of Common Stock otherwise issuable in respect of an Option that are needed to pay the Exercise Price and all applicable required withholding and any other applicable taxes; provided, however, that such payment is permitted by the 1940 Act and otherwise legally permissible. Shares of Common Stock subject to the Option will be delivered by the Company as soon as practicable following exercise and payment of the Exercise Price, subject to compliance with applicable law. If the Participant fails to pay for or to accept delivery of all or any part of the number of shares specified in the notice upon tender of delivery thereof, the right to exercise the Option with respect to those shares shall be terminated, unless the Committee otherwise agrees.

(e)     Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (i) two (2) years after the Date of Grant of the Incentive Stock Option or (ii) one (1) year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Stock.

(f)      Limitation on Repurchase Rights. If an Option gives the Company the right to repurchase shares of Stock issued pursuant to the Plan, the terms of such repurchase right must comply with the 1940 Act.

(g)     Compliance with Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner that the Committee determines would violate the Sarbanes-Oxley Act of 2002, as it may be amended from time to time, or any other applicable law or the applicable rules and regulations of the Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8.       Restricted Shares and Restricted Stock Units.

(a)     General. Each grant of Restricted Shares and Restricted Stock Units shall be evidenced by an Award agreement. Each Restricted Share and Restricted Stock Unit so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b)     Non-Employee Directors. Subject to the forfeiture restrictions set forth below, each Non-Employee Director shall automatically be granted the lesser of (i)              Restricted Shares (as adjusted pursuant to Section 10 hereof) or (ii) that number of Restricted Shares equal to $                divided by the greater of (A) the closing price per share of Common Stock on the date of grant and (B) the net asset value per share of Common Stock on the date of grant (such lesser number of shares, the “Periodic Grant Amount”), on the date of such Non-Employee Director’s election or re-election to the Board of Directors. Such Restricted Shares will be granted to each Non-Employee Director on the date of the Company’s Annual Meeting of Stockholders at which such Non-Employee Director is elected or re-elected to the Board (or such other date as determined by the Board in the event that an Annual Meeting of Stockholders is not held by the Company) and the forfeiture restrictions for such shares will lapse, if the Non-Employee Director is in Continuous Service through such date, as to one-third (1/3rd) of such shares on the anniversary of such grant (or, if earlier, the Annual Meeting of Stockholders that is closest to the anniversary of such grant) over three (3) years.

(c)     Stock Certificates and Book-Entry; Escrow or Similar Arrangement. Upon the grant of Restricted Shares, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company’s directions and, if the Committee determines that the Restricted Shares shall be held by the Company or in escrow rather than issued to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Shares covered by such agreement. If a Participant shall fail to execute and deliver (in a manner permitted under Section 12(a) of the Plan or as otherwise determined by the Committee) an agreement evidencing an Award of Restricted Shares and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 8 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Shares, including, without limitation, the right to vote such Restricted Shares; provided, however, that if the lapsing of restrictions with respect to any grant of Restricted Shares is contingent on satisfaction of performance conditions (other than or in addition to the passage of time), any dividends payable on such Restricted Shares shall be held by the Company and delivered (without interest) to the Participant within fifteen (15) days following the date on which the restrictions on such Restricted Shares lapse (and the right to any such accumulated dividends shall be forfeited upon the forfeiture of the Restricted Shares to which such dividends relate). To the extent Restricted Shares are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(d)     Restricted Period; Termination.

(i)      The Restricted Period with respect to Restricted Shares and Restricted Stock Units shall lapse in such manner and on such date or dates or upon such events determined by the Committee; provided, however, that notwithstanding any such dates or events, the Committee may in its sole discretion accelerate the lapse of the Restricted Period at any time and for any reason.

(ii)      Unless otherwise provided by the Committee, whether in an Award agreement or otherwise, in the event of a Participant’s Termination for any reason prior to the time that such Participant’s Restricted Shares or Restricted Stock Units, as applicable, have vested (A) all vesting with respect to such Participant’s Restricted Shares or Restricted Stock Units shall cease and (B) unvested Restricted Shares and unvested Restricted Stock Units, as applicable, shall be forfeited to the Company by the Participant, for no consideration, as of the date of such Termination.

(e)     Issuance of Restricted Shares and Settlement of Restricted Stock Units.

(i)      Upon the expiration of the Restricted Period with respect to any Restricted Shares, the restrictions set forth in the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall issue to the Participant, or his or her beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book-entry notation) evidencing the Restricted Shares that have not then been forfeited and with respect to which the Restricted Period has expired, except as set forth in the applicable Award agreement.

(ii)      Unless otherwise provided by the Committee in an Award agreement or otherwise, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall issue to the Participant, or his or her beneficiary, without charge, one (1) share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part shares of Common Stock in lieu of issuing only shares of Common Stock in respect of such Restricted Stock Units; or (ii) defer the issuance of shares of Common Stock (or cash or part shares of Common Stock and part cash, as the case may be) beyond the expiration of the Restricted Period if such extension would not cause adverse tax consequences under Section 409A of the Code. If a cash payment is made in lieu of issuing shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units.

(f)      Legends on Restricted Shares. Each certificate (or entries in the case of book-entry form), if any, representing Restricted Shares awarded under the Plan, shall bear a legend substantially in the form of the following, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such shares of Common Stock:

TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE Sierra income corporation 2018 Omnibus INCENTIVE PLAN AND A RESTRICTED SHARE AWARD AGREEMENT BETWEEN sierra income corporation AND THE STOCKHOLDER. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF sierra income corporation.

(g)     Dividend Equivalents. The Committee may provide for dividend equivalents in respect of all outstanding Restricted Stock Units and, if so provided, any such dividend equivalents shall be in the form of share equivalents, unless otherwise provided by the Committee. Any such dividend equivalents, unless otherwise provided by the Committee, shall be deemed to be hypothetically reinvested at Fair Market Value in shares of Common Stock on the date on which any such dividend is paid by the Company on its Common Stock (“Dividend Shares”). If dividend equivalents are not so reinvested, they shall be accumulated and paid (with or without interest credited on such cash, at the sole discretion of the Committee) in cash or at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value (on the date of distribution) equal to the amount of such dividends, at the time provided below in this Section 8(g). Dividend Shares shall be deemed to constitute outstanding shares for purposes of subsequent dividend payments by the Company. Dividend Shares (and/or accumulated cash) shall be settled and delivered on the date that the Restricted Stock Units to which they relate are settled and delivered if, and only to the extent that, the related Restricted Stock Unit vests. To the extent that all or any portion of the related Restricted Stock Unit does not vest or is forfeited any Dividend Shares (and/or accumulated dividends, as the case may be) corresponding to the portion of the Restricted Stock Unit that does not vest or is forfeited shall similarly not vest and be forfeited by the participant without any compensation therefore. Any elections as to form and investment in this Section 8(g) shall be made in accordance with the principles set forth in the Plan and as otherwise provided in the form prescribed by the Committee.

(h)     Deferral of Restricted Stock Units. Subject to any procedures as may be permitted or required by the Committee, a Participant may file a written election with the Company in the form prescribed by the Committee pursuant to which such Participant elects to defer the receipt of all or a portion of the Common Stock to be issued in settlement of the vested portion of a Restricted Stock Unit described in this Section 8. In addition, subject to any procedures as may be permitted or required or further amended by the Committee in its sole discretion, the following shall apply to any such deferrals:

(i)      Timing of Election. Such election must be filed in December of the year prior to the year of grant (unless permitted at a later date by Section 409A of the Code, in which case it must be filed by such later date). Any such election shall remain in effect until it is revoked or until a new election is submitted, in each case during December of the year prior to the year of grant.

(ii)      Settlement of Award. If a Participant has made a deferral election with respect to any Restricted Stock Unit pursuant to this Section 8(h), the settlement of the vested portion of such Award shall be delayed until the date specified in the deferral election and Plan.

(iii)     Rights of Participant during Deferral Period. Awards deferred pursuant to this Section 9(h) represent an unfunded and unsecured promise to pay on behalf of the Company. The right of any Participant to receive payments from the Company pursuant to a deferral election shall be no greater than the right of any general unsecured creditor of the Company or any Affiliate.

(i)      Consideration. To the extent permitted by the 1940 Act, Awards of Restricted Shares may be made in exchange for past services or other lawful consideration.

9.       Other Stock Awards; Performance Compensation Awards.

(a)     The Committee may issue unrestricted Common Stock, rights to receive grants of Awards at a future date, or other Awards denominated in Common Stock, including, without limitation, performance shares or performance units (each, a form of “Other Stock-Based Award”), under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Other Stock-Based Award granted under the Plan shall be evidenced by an Award agreement. Each Other Stock-Based Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b)     The Committee may provide for Performance Compensation Awards, subject to such terms and conditions as the Committee may deem appropriate. Each Performance Compensation Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(c)     The Committee in its sole discretion may provide a Participant as part of an Other Stock-Based Award with dividends, dividend equivalents, or similar payments in respect of such Awards, payable in cash, shares of Common Stock, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including, without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock or other Awards; provided, however, that unless explicitly provided in the Award agreement, no dividends, dividend equivalents or other similar payments shall be payable in respect of outstanding unearned Performance Compensation Awards or other unearned Awards subject to (i) performance conditions (other than or in addition to the passage of time) and (ii) any dividends so payable upon satisfaction of performance conditions shall be delivered to the Participant within seventy-five (75) days following the date on which such restrictions lapse.

10.    Changes in Capital Structure and Similar Events. In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the shares of Common Stock, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including, without limitation, any or all of the following:

(i)      adjusting any or all of (A) the Absolute Share Limit, or any other limit applicable under the Plan with respect to the number of Awards that may be granted hereunder; (B) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) that may be issued in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan); and (C) the terms of any outstanding Award, including, without limitation, (I) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate; (II) the Exercise Price or purchase price with respect to any Award other than an Option; or (III) any applicable performance measures;

(ii)   providing for a substitution or assumption of Awards (or awards of an acquiring company), accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time (which shall not be required to be more than ten (10) days) for Participants to exercise outstanding Awards prior to the occurrence of such event (and any such Award not so exercised shall terminate upon the occurrence of such event); and

(iii)  cancelling any one or more outstanding Awards and causing to be paid to the holders holding vested Awards (including any Awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company, as applicable, in such event), including, without limitation, in the case of an outstanding Option , a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option over the aggregate Exercise Price of such Option, respectively (it being understood that, in such event, any Option having a per share Exercise Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that in the case of any “equity restructuring” (within the meaning of the Financial Accounting Standards Board Accounting Standards Codification Topic 718 (or any successor pronouncement thereto)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 10 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a “modification” within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 10 shall be made in a manner that does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. Any such adjustment shall be conclusive and binding for all purposes. Payments to holders pursuant to clause (iii) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash or securities (or any combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of shares of Common Stock, as applicable, covered by the Award at such time (less any applicable Exercise Price). In addition, prior to any payment or adjustment contemplated under this Section 10, the Committee may require a Participant to (A) represent and warrant as to the unencumbered title to his or her Award(s); (B) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Common Stock; and (C) deliver customary transfer documentation as reasonably determined by the Committee.

11.    Amendments and Termination.

(a)     Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, however, that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if: (i) such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted) or for changes in GAAP to new accounting standards; (ii) it would materially increase the number of securities which may be issued under the Plan (except for increases pursuant to Section 5 or 10 of the Plan) or (iii) it would materially modify the requirements for participation in the Plan; provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 11(b) of the Plan without stockholder approval.

(b)     Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively (including after a Participant’s Termination); provided, however, that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant unless the Award agreement permits the Committee to make such modification; provided, further, that without stockholder approval, except as otherwise permitted under Section 10 of the Plan: (i) no amendment or modification may reduce the Exercise Price of any Option; (ii) the Committee may not cancel any outstanding Option and replace it with a new Option (with a lower Exercise Price, as the case may be) or other Award or cash payment that is greater than the intrinsic value (if any) of the cancelled Option and (iii) the Committee may not take any other action that is considered a “repricing” for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

12.    General.

(a)     Award Agreements. Each Award under the Plan shall be evidenced by an Award agreement that shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including, without limitation, the effect on such Award of the death, Disability or Termination of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate or a letter) evidencing the Award. The Committee need not require an Award agreement to be signed by the Participant or a duly authorized representative of the Company.

(b)     Nontransferability.

(i)      Each Award shall be exercisable only by a Participant during the Participant’s lifetime, or, if permissible under applicable law, by the Participant’s legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant (including, without limitation and except as may be prohibited by applicable law, pursuant to a domestic relations order) other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided, however, that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii)    Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan, to: (A) any person who is a “family member” of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act or any successor form of registration statement promulgated by the Commission (collectively, the “Immediate Family Members”); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) a beneficiary to whom donations are eligible to be treated as “charitable contributions” for federal income tax purposes;

(each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a “Permitted Transferee”); provided, however, that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii)   The terms of any Award transferred in accordance with clause (ii) above shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that: (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the Termination of the Participant under the terms of the Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award agreement.

(c)     Tax Withholding.

(i)     A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities or other property issuable or deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, shares of Common Stock, other securities or other property) of any required withholding or any other applicable taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding or any other applicable taxes.

(ii)    Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability by (A) the delivery of shares of Common Stock (that are not subject to any pledge or other security interest) owned by the Participant having a Fair Market Value equal to such withholding liability or (B) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such withholding liability.

(iii)   If the Participant is subject to Section 16(a) of the Exchange Act, his or her ability to pay any withholding obligation in the form of shares of Common Stock shall be subject to any additional restrictions as may be necessary to avoid any transaction that might give rise to liability under Section 16(b) of the Exchange Act.

(d)     No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or any Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee’s determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or any Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any independent contractor relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award agreement and other than with respect to any vested Award. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to noncontinuation of the Award beyond the period provided under the Plan or any Award agreement, except to the extent of any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(e)     International Participants. With respect to Participants who reside or work outside of the United States, the Committee may, in its sole discretion, amend the terms of the Plan or Sub-Plans or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(f)      Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive an Award or the amounts payable with respect to an Award, if any, due under the Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant’s death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

(g)     Termination. Except as otherwise provided in an Award agreement, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence (including, without limitation, a call to active duty for military service through a Reserve or National Guard unit) nor a transfer from employment or service with one Service Recipient to employment or service with another Service Recipient (or vice-versa) shall be considered a Termination; and (ii) if a Participant undergoes a Termination of employment, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity, such change in status shall not be considered a Termination for purposes of the Plan. Further, unless otherwise determined by the Committee, in the event that any Service Recipient ceases to be an Affiliate of the Company (by reason of sale, divestiture, spin-off or other similar transaction), unless a Participant’s employment or service is transferred to another entity that would constitute a Service Recipient immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction.

(h)     No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock that are subject to Awards hereunder until such shares have been issued or delivered to such person.

(i)      Government and Other Regulations.

(i)      The obligation of the Company to settle Awards in shares of Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Commission or unless the Company has received an opinion of counsel (if the Company has requested such an opinion), satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of the Company or any Affiliate issued under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award agreement, the Federal securities laws, or the rules, regulations and other requirements of the Commission, any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted and any other applicable Federal, state, local or non-United States laws, rules, regulations and other requirements, and, without limiting the generality of Section 8 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of the Company or any Affiliate issued under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of the Company or any Affiliate issued under the Plan in book-entry form to be held subject to the Company’s instructions or subject to appropriate stop transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii)      The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company’s acquisition of shares of Common Stock from the public markets, the Company’s issuance of Common Stock to the Participant, the Participant’s acquisition of Common Stock from the Company and/or the Participant’s sale of Common Stock to the public markets illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or issued, as applicable), over (B) the aggregate Exercise Price (in the case of an Option) or any amount payable as a condition of issuance of shares of Common Stock (in the case of any other Award); provided, however, that such payment shall only be made with respect to vested Awards. Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(j)      No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award agreement or by action of the Committee prior to the making of such election. If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten (10) days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(k)     Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(l)      Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases; provided, however, that any such arrangement is permitted under the 1940 Act.

(m)    No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees or service providers under general law.

(n)     Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of or counsel to the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself or herself and except to the extent he or she has actual knowledge of inaccuracies or material omissions in such report.

(o)     Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan or as required by applicable law.

(p)     Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Maryland applicable to contracts made and performed wholly within the State of Maryland, without giving effect to the conflict of laws provisions thereof.

(q)     Severability. If any provision of the Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or an Award would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(r)      Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(s)     Section 409A of the Code.

(i)      Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of this Plan comply with Section 409A of the Code, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties. With respect to any Award that is considered “deferred compensation” subject to Section 409A of the Code, references in the Plan to “termination of employment” (and substantially similar phrases) shall mean “separation from service” within the meaning of Section 409A of the Code. For purposes of Section 409A of the Code, each of the payments that may be made in respect of any Award granted under the Plan is designated as separate payments.

(ii)     Notwithstanding anything in the Plan to the contrary, if a Participant is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, no payments in respect of any Awards that are “deferred compensation” subject to Section 409A of the Code and that would otherwise be payable upon the Participant’s “separation from service” (as defined in Section 409A of the Code) shall be made to such Participant prior to the date that is six months after the date of such Participant’s “separation from service” or, if earlier, the Participant’s date of death. Following any applicable six (6) month delay, all such delayed payments will be paid in a single lump sum on the earliest date permitted under Section 409A of the Code that is also a business day.

(iii)   Unless otherwise provided by the Committee in an Award agreement or otherwise, in the event that the timing of payments in respect of any Award (that would otherwise be considered “deferred compensation” subject to Section 409A of the Code) would be accelerated upon the occurrence of (A) a Change in Control, no such acceleration shall be permitted unless the event giving rise to the Change in Control satisfies the definition of a change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation pursuant to Section 409A of the Code and any regulations promulgated thereunder or (B) a Disability, no such acceleration shall be permitted unless the Disability also satisfies the definition of “Disability” pursuant to Section 409A of the Code and any regulations promulgated thereunder.

(t)      Clawback/Forfeiture. Notwithstanding anything to the contrary contained herein, an Award agreement may provide that the Committee may in its sole discretion cancel such Award if the Participant has engaged in or engages in any Detrimental Activity. The Committee may also provide in an Award agreement that if the Participant otherwise has engaged in or engages in any Detrimental Activity, the Participant will forfeit any gain realized on the vesting or exercise of such Award, and must repay the gain to the Company. The Committee may also provide in an Award agreement that if the Participant receives any amount in excess of what the Participant should have received under the terms of the Award for any reason (including, without limitation, by reason of a financial restatement, mistake in calculations or other administrative error), then the Participant shall be required to repay any such excess amount to the Company. Without limiting the foregoing, all Awards shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law.

(u)     Indemnity. Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys’ fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made under the Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company’s approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, and the Company shall advance to such Indemnifiable Person any such expenses promptly upon written request (which request shall include an undertaking by the Indemnifiable Person to repay the amount of such advance if it shall ultimately be determined as provided below that the Indemnifiable Person is not entitled to be indemnified); provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company’s choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person’s fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company’s Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of or otherwise supersede any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company’s or any Affiliate’s organizational documents, as a matter of law, individual indemnification agreement or contract or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(v)     Expenses; Gender; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

(w)     1940 Act. No provision of this Plan shall contravene any portion of the 1940 Act, and in the event of any conflict between the provisions of the Plan or any Award and the 1940 Act, the applicable Section of the 1940 Act shall control and all Awards under the Plan shall be so modified. All Participants holding such modified Awards shall be notified of the change to their Awards and such change shall be binding on such Participants.

(x)      Rounding Conventions. The Committee may, in its sole discretion and taking into account any requirements of the Code, including without limitations Sections 422 through 424 and 409A of the Code, determine the effect of vesting, stock dividend and any other adjustments on shares and any cash amount payable hereunder, and may provide that no fractional shares will be issued (rounding up or down as determined by the Committee) and that cash amounts be rounded down to the nearest whole cent.

(y)      Writing. References in this Plan and any Award agreement to a “writing” shall include, without limitation, direction through email, the Internet or other electronic means, as permitted from time to time by the Committee.

Exhibit B

Verification Required by Rule 0-2(d)

The undersigned being duly sworn deposes and says that he has duly executed the attached Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 granting an exemption from Sections 23(a), 23(b), and 63 of the 1940 Act, and pursuant to Sections 57(a)(4)and 57(i) of the 1940 Act and Rule 17d-l under the 1940 Act authorizing certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act, and pursuant to Section 23(c)(3) of the 1940 Act granting an exemption from Section 23(c) of the 1940 Act for and on behalf of Sierra Income Corporation; that he is the Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SIERRA INCOME CORPORATION

/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

B-1

Exhibit C

Resolutions of the Sierra Board

WHEREAS, pursuant to Section 7.16 of the MDLY Merger Agreement, the Board must adopt an incentive plan on substantially the same terms as the MDLY 2014 Omnibus Incentive Plan (the “MDLY Incentive Plan”), which would become effective as of the Effective Time;

WHEREAS, the Board believes that it is in the best interests of the Combined Company and its stockholders that, in order to recruit and retain employees and directors, it is necessary to incentivize employees and directors of the Combined Company and its subsidiaries through the issuance from time to time of restricted stock, restricted stock units, and stock options of the Combined Company, and other equity related awards under the Sierra Income Corporation 2018 Omnibus Incentive Plan (the “Sierra Incentive Plan”), which has substantially similar terms as the MDLY Incentive Plan, a copy of which was provided to the Board;

WHEREAS, the Special Committee has reviewed and approved, and recommended that the Board approve, the Sierra Incentive Plan;

WHEREAS, certain actions by the Combined Company under the Sierra Incentive Plan, including, without limitation, allowing the issuance of the restricted stock, restricted stock units, stock options, and other equity-related awards to employees and directors of the Combined Company and allowing the withholding for applicable taxes or payment for the delivery or vesting of certain equity related awards under the Sierra Incentive Plan with shares previously owned by or being delivered to or vesting in an employee of the Company, may be prohibited by certain provisions of 1940 Act and therefore may require an exemptive relief under such provisions of the 1940 Act from the SEC (the “Incentive Plan Order”);

WHEREAS, the Board believes that it is in the best interests of the Company and its stockholders that the Company seek exemptive relief from the SEC related to the above described actions under the Sierra Incentive Plan (the “Incentive Plan Exemptive Application”), a copy of which was provided to the Board;

WHEREAS, the Special Committee has reviewed and approved, and recommended that the Board approve, the Incentive Plan Exemptive Application; and

WHEREAS, the Board has reviewed the Incentive Plan Exemptive Application, a copy of which was provided to the Board, for the Incentive Plan Order pursuant to Sections 6(c) of the 1940 Act granting an exemption from Sections 23(a), 23(b) and 63 of the 1940 Act, pursuant to Sections 57(a)(4) and 57(i) of the 1940 Act and Rule 17d-1 thereunder permitting certain joint transactions otherwise prohibited by Section 57(a)(4) of the 1940 Act, and pursuant to Section 23(c)(3) of the 1940 Act granting an exemption from Section 23(c).

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Incentive Plan, subject to the issuance of the Incentive Plan Order, and the Incentive Plan Exemptive Application, each substantially in the form provided in the Board meeting materials;

C-1

FURTHER RESOLVED, that the Board hereby directs that the Authorized Officers submit the Incentive Plan Exemptive Application to the SEC for the Incentive Plan Order;

FURTHER RESOLVED, that the Authorized Officers be, and each hereby is, authorized for and on behalf of the Company to prepare, execute and file the Incentive Plan Exemptive Application with the SEC pursuant to the 1940 Act for the Incentive Plan Order and any amendments thereto that such Authorized Officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Sierra Incentive Plan and that the form or any amendment or supplements thereto will be as approved by the Authorized Officers executing the same, the approval by the Company of such Authorized Officers to be evidenced conclusively by their execution of the same;

FURTHER RESOLVED, that the Authorized Officers are hereby directed to submit the Sierra Incentive Plan to the Company’s stockholders for their consideration and approval at the Special Meeting;

FURTHER RESOLVED, that Sierra’s directors and any officers of Sierra be, and each of them herby is, authorized and empowered in the name and on behalf of Sierra to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

C-2